EARLY WARNING RELEASE

(Montréal, March 29, 2017) Osisko Gold Royalties Ltd (TSX & NYSE:OR) ("Osisko") announces that it has entered into a binding purchase agreement with 2176423 Ontario Ltd. ("2176423"), a company controlled by Mr. Eric S. Sprott, whereby Osisko has agreed to acquire ownership from 2176423 of an aggregate of 55,281,643 common shares in the capital of Barkerville Gold Mines Ltd. (BGM: TSXV) ("Barkerville") at a purchase price of $0.509 per share (the “Barkerville Shares”) for an aggregate price of $28,138,356.29 (the "Transaction"). Barkerville is located at 1111 Melville Street, 11th Floor, Vancouver, British Columbia, V6E 3V6.

Immediately prior to the closing of the Transaction, Osisko held 61,090,863 common shares of Barkerville, representing approximately 18.5% of Barkerville’s issued and outstanding common shares. Immediately following the closing of the Transaction, Osisko owns, beneficial ownership of, or control and direction over 116,372,506 common shares of Barkerville, representing approximately 35.2% of Barkerville’s issued and outstanding common shares.

Osisko acquired the Barkerville Shares described in this press release for investment purposes and in accordance with applicable securities laws. Osisko may, from time to time and at any time, acquire additional shares and/or other equity, debt or other securities or instruments (collectively, "Securities") of Barkerville in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Barkerville and other relevant factors.

A copy of the early warning report to be filed by Osisko in connection with the Transaction described above will be available on SEDAR under Barkerville’s profile. This news release is issued under the early warning provisions of the Canadian securities legislation.

2176423 Ontario Ltd.

Mr. Sprott currently holds indirectly, through 2176423, 55,281,643 common shares of Barkerville and 3,260,000 common share purchase warrants, representing approximately 16.7% of the outstanding common shares of Barkerville on a non-diluted basis and 17.5% on a partially diluted basis assuming exercise of the warrants. Immediately following the closing of the Transaction, Mr. Sprott will hold indirectly 3,260,000 warrants, representing approximately 1% of the outstanding common shares on a partially diluted basis. Mr. Sprott sold the Barkerville Shares for investment purposes. Mr. Sprott has a long-term view of the investment and may acquire additional Barkerville securities either on the open market or through private acquisitions or sell Barkerville securities either on the open market or through private dispositions in the future depending on market conditions, reformulation of plans and/or other relevant factors. A copy of Mr. Sprott’s early warning report will appear on Barkerville’s profile on SEDAR and may also be obtained by calling (416) 362-7172 (200 Bay Street, Suite 2600, Royal Bank Plaza, South Tower, Toronto, Ontario, M5J 2J2.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. It holds over 50 royalties and streams, including a 5% NSR royalty on the Canadian Malartic Mine (Canada), a 2.0 -3.5% NSR royalty on the Éléonore Mine (Canada) and a silver stream on the Gibraltar Mine (Canada). It maintains a strong financial position and has distributed $30.8 million in dividends to its shareholders during the past nine consecutive quarters.

Osisko’s head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com